Ballard Power Systems Inc.

News Release

Ballard Passes Key Milestone for Hydrogen Fuel Cell Deployments in India

For Immediate Release – July 2, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today that together with its partner, IdaTech LLC, it has passed a product acceptance milestone and confirmed the order of 310 ElectraGenTM H2 hydrogen-based units. These units will be used to provide backup power for wireless telecommunications network equipment to ACME Tele Power Ltd customers in the Indian market. The units were designed and built around Ballard’s FCgenTM–1020 ACS fuel cell stack.

John Sheridan, Ballard’s President and Chief Executive Officer said, “Having our FCgenTM-1020 ACS fuel cell product pass product acceptance as part of IdaTech’s ElectraGenTM H2 DC generator is a key proof point in our joint partnership with ACME. This formal acceptance triggers the order of 310 hydrogen units representing around 2MW of total power. Under the terms of the contract announced in October 2008, an order of natural gas units representing 10,000 units or over 70MW of total power is to follow later in 2009, subject to product acceptance tests on our new natural gas product.”

In support of the future natural gas deployment, Ballard is developing a new low-cost, reformate-capable FCgenTM-1300 fuel cell product. This technology overcomes distribution challenges presented with hydrogen, particularly in remote areas in India. In addition, the technology takes advantage of government subsidies for natural gas, accessing significant natural gas reserves and leveraging a growing natural gas distribution network throughout the country.

IdaTech’s ElectraGenTM NG DC power generator, fueled by natural gas, will be built incorporating Ballard’s new FCgenTM-1300 fuel cell. Ballard plans to begin shipping its FCgenTM-1300 fuel cell product in the last quarter of 2009.

“The news that the ElectraGenTM H2 has been accepted by ACME and its customers is a very exciting development for IdaTech and, we believe for the industry as a whole.  This order further validates the use of fuel cells as a viable and economic alternative to diesel generators,” said Hal Koyama, CEO of Idatech.

“The performance of the ElectraGenTM H2 unit, incorporating Ballard’s FCgenTM-1020 ACS fuel cell, passed our acceptance criteria and expectations,” stated Sanjay Dhawan, CEO, ACME Tele Power Ltd.  Atul Sabharwal, Chief Operating Officer, ACME Group, further commented, “We are excited to be working with both Ballard and IdaTech.  The strong performance of the hydrogen fuel cells is an important operational milestone and demonstrates that we are on track for the broader deployment of the natural gas fuel cell product to begin later in the year.”

Extended duration backup power for wireless cell phone towers is a necessity in India, where due to an unstable electrical grid, daily extended power outages are common. Fuel cells provide extended run times, longer lifetimes and lower overall maintenance costs over the incumbent diesel generator and lead acid battery solutions. In addition, fuel cell backup power systems reduce noise and air emissions along with avoiding disposal issues associated with lead acid batteries.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Lori Rozali at telephone number 604-453-3804 or on e-mail media@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.